
SEC MAIL PROCESSING
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07001932

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SECURI... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste 108
(No and Street)

San Antonio (City) TX (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chesler 210-472-1103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Britts, Lackie & Associates, LLP
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge #A104 (Address) San Antonio (City) TX (State) 78230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/20

OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



NATALIE LIVENGOOD
Notary Public, State of Texas
My Commission Expires
FEBRUARY 9, 2008



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2006

Britts, Lackie & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Balance Sheet	2
Statement of Earnings	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
Supplemental Information:	
Schedule of Operating Expenses	11
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1	12
Reconciliation of Net Capital Per Computation on Audited Supplemental Information (Page 12) to Amount Reported On Form X-17 A-5	13
Other Reports:	
Independent Auditor's Report on Internal Control	15

Britts, Lackie & Associates L.L.P.
(A Registered Limited Liability Partnership)
CERTIFIED PUBLIC ACCOUNTANTS
3201 Cherry Ridge, Suite A 104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2006 and the related statements of earnings, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenberg Chesler Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Operating Expenses and the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Britts, Lackie & Associates, LLP

Britts, Lackie & Associates, L.L.P.
San Antonio, Texas

February 12, 2007

Ehrenberg Chesler Securities, Inc.
BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	58,814
Prepaid expenses		12,500
		71,314
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		5,904
Less accumulated depreciation		(1,400)
		4,504
	$	75,818

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Federal Income taxes payable:		
Current	$	8
Deferred		2,000
		2,008
STOCKHOLDERS' EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		11,100
Retained earnings		61,710
Total stockholders' equity		73,810
	$	75,818

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF EARNINGS
For the year ended December 31, 2006

Sales	$	239,250
Operating expenses		230,424
Earnings from operations		8,826
Other income:		
Interest income		1,251
Earnings before income taxes		10,077
Provision for income taxes:		
Current:		
Federal		8
State		-
Total current income taxes		8
Deferred		-
Total provision for income taxes		8
NET INCOME	$	10,069

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2006

	Common Stock		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance - December 31, 2005	1,000	$ 1,000	$11,100	$ 51,641	$ 63,741
Net earnings	-	-	-	10,069	10,069
Balance - December 31, 2006	1,000	$ 1,000	$11,100	$ 61,710	$ 73,810

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2006

Balance at December 31, 2005	$ -
Current Year Changes:	
Increases	-
Decreases	-
Net Change for the Year	-
Balance at December 31, 2006	**$ -**

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Earnings	$ 10,069
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation expense	911
(Increase) decrease in:	
Accounts receivable	3,403
Prepaid expenses	(12,500)
Increase (decrease) in:	
Accounts payable	(83)
Provision for state taxes	(1,757)
Provision for federal taxes	(78)
Total adjustments	(10,104)
NET CASH USED BY OPERATING ACTIVITIES	(35)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment to affiliate	(10,000)
NET DECREASE IN CASH	**(10,035)**
Cash - beginning	68,849
CASH - ENDING	**$ 58,814**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Federal income taxes	$ 86

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Ehrenberg Chesler Securities, Inc. (the Company) is a Broker/Dealer, as defined by the National Association of Securities Dealers (NASD). Pursuant to its registration with the NASD, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition

The Company requires a non-refundable retainer upon engaging a client. A fee equal to an agreed upon percentage of the gross proceeds is due to the Company when the client accepts the investor subscription. The terms of an engagement grant the Company the exclusive right to act on behalf the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes.

Depreciation

Property and equipment are stated at cost. The estimated useful lives of equipment and furniture range from 5-7 years.

Depreciation is computed by using the straight-line method over the estimated useful life for financial reporting purposes.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, exceed federally insured limits.

The Company does not require collateral from its customers.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2006

NOTE C – RELATED PARTIES

The Company pays its parent company, a related party, a fee for indirect overhead expenses such as long distance telephone charges, copying charges, and office supplies based on the gross income received by the Company for services provided to it clients.

Further, the Company pays commissions to registered representatives who are affiliated with the Company. The amount paid varies by assignment. The amount expensed in 2006 was $197,067.

The Company pays an affiliate for professional services. The amount expensed in 2006 was $11,379.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2006

Bank charges	$ 119
Broker commissions	197,067
Commissions and consulting	22,758
Continuing education	75
Depreciation	911
Insurance	375
Licenses and permits	15
Postage and delivery	245
Printing and reproduction	338
Professional fees	3,756
Registration fees	4,765
	$ 230,424

Ehrenberg Chesler Securities, Inc.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity for net capital	$ 73,810
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	73,810
Deductions and/or charges:	
Non-allowable assets:	
None	-
Total deductions and/or charges	-
NET CAPITAL	$ 73,810
Aggregate Indebtedness:	
Accrued expenses (current and deferred federal income taxes payable)	2,008
Total Aggregate Indebtedness	$ 2,008
Computation of Basic Net Capital Requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net Capital in excess of minimum requirement	$ 68,810
Ratio of aggregate indebtedness to net capital	0.03 to 1

Note:
The above computation differs from the net capital computed on Form X-17 A-5 under Rule 15c3-1 as of December 31, 2006 as filed by Ehrenberg Chesler Securities, Inc. Attached is a reconciliation schedule to amount reported above and the amount reported on Form X-17 A-5.

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information (Page 11) to Amount Reported On Form X-17 A-5
December 31, 2006

Net Capital Reported on Form X-17 A-5			$	64,718
Adjustments:				
Prepaid Expenses:				
Amount reported on audited financial statements	$	12,500		
Amount reported on Form X-17A-5		-		
Adjustment necessary to Form X-17A-5				12,500
Accumulated Depreciation:				
Amount reported on audited financial statements	$	(1,400)		
Amount reported on Form X-17A-5		-		
Adjustment necessary to Form X-17A-5				(1,400)
Income Taxes Payable (Federal and State including deferred):				
Amount reported on audited financial statements	$	2,008		
Amount reported on Form X-17A-5		-		
Adjustment necessary to Form X-17A-5				(2,008)
Net Capital Reported on Audited Supplemental Information (Page 12)			$	73,810

REASON FOR ADJUSTMENTS:

The above adjustments are necessary since Ehrenberg-Chesler Securities, Inc. did not record the prepaid expense for commissions or the depreciation expense on fixed assets on their general ledger; thus these items were not included on Form X-17 A-5. Further, Ehrenberg-Chesler Securities, Inc. did not compute income taxes payable and thus this was not included on Form X-17 A-5.

OTHER REPORTS

Britts, Lackie & Associates L.L.P.
(A Registered Limited Liability Partnership)
CERTIFIED PUBLIC ACCOUNTANTS
3201 Cherry Ridge, Suite A 104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental information of Ehrenberg Chesler Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Britts Lackie & Associates LLP

Britts, Lackie & Associates, L.L.P.
San Antonio, Texas

February 12, 2007

END